PRIMERO MINING CORP.
March 31, 2014

Table of contents

Condensed consolidated interim statements of operations and comprehensive (loss) income	1

Condensed consolidated interim statements of financial position	2

Condensed consolidated interim statements of changes in equity	3

Condensed consolidated interim statements of cash flows	4

Notes to the condensed consolidated interim financial statements	5-33

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE (LOSS) INCOME
THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)

		Three months ended March 31,
		2014	2013
	Notes
		$	$

Revenue	6	48,269	46,321

Operating expenses		(27,683)	(22,463)
Depreciation and depletion	9	(12,321)	(8,152)
Total cost of sales		(40,004)	(30,615)

Earnings from mine operations		8,265	15,706
Exploration expenses		(17)	-
General and administrative expenses		(13,335)	(7,796)

(Loss) earnings from operations		(5,087)	7,910
Transaction costs and other expenses		(7,267)	(327)
Foreign exchange loss		(358)	(1,360)
Finance income		118	111
Finance expense		(524)	(509)
Share of equity-accounted investment results	2 (ii)	(602)	-

(Loss) earnings before income taxes		(13,720)	5,825

Income tax recovery	7	4,633	11,500

Net (loss) income for the period		(9,087)	17,325

Other comprehensive income
Items not subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations		204	346
Total comprehensive (loss) income for the period		(8,883)	17,671

Basic (loss) income per share		(0.07)	0.18
Diluted (loss) income per share		(0.07)	0.18

Weighted average number of common shares outstanding
Basic	12	128,112,079	97,251,956
Diluted	12	129,342,456	98,034,449

See accompanying notes to the consolidated financial statements.	1

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars)
(Unaudited)

		March 31,	December 31,
	Notes	2014	2013
		$	$

Assets
Current assets
Cash and cash equivalents		86,372	110,711
Trade and other receivables		5,116	4,794
Taxes receivable	7	14,226	10,224
Prepaid expenses		10,864	7,729
Inventories	10	22,379	12,171
Total current assets		138,957	145,629

Non-current assets
Restricted cash	8	18,517	-
Mining interests	9	1,067,649	636,253
Deferred tax asset	7 (b)	23,526	17,898
Inventories	10	7,547	-
Equity investment	2 (ii)	460	1,042
Available for sale investment	2 (i)	775	-
Total assets		1,257,431	800,822

Liabilities
Current liabilities
Trade and other payables	12 ( e)	58,825	33,958
Taxes payable	7	6,010	6,735
Current portion of long-term debt	11	104,418	5,000
Total current liabilities		169,253	45,693

Non-current liabilities
Taxes payable	7	9,569	8,456
Deferred tax liability	7 (b)	78,772	47,660
Decommissioning liability		31,942	8,730
Long-term debt	11	8,330	22,214
Other long-term liabilities	12 ( e)	5,291	6,979
Total liabilities		303,157	139,732

Equity
Share capital	12 ( a) (b)	850,751	553,518
Warrant reserve	12 (d)	34,782	34,237
Share-based payment reserve	12 ( c), ( e) (iii)	19,807	15,518
Foreign currency translation reserve		(4,440)	(4,644)
Retained earnings		53,374	62,461
Total equity		954,274	661,090
Total liabilities and equity		1,257,431	800,822

Commitments and contingencies (Note 18)

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

						Foreign
					Share-based	currency	Retained
		Share capital		Warrants	payment	translation	earnings/	Total
	Notes	Shares	Amount	reserve	reserve	reserve	(deficit)	equity
			$	$	$	$	$	$

Balance, January 1, 2013		97,205,622	456,734	34,237	15,120	(1,064)	66,711	571,738
Shares issued for
Exercise of stock options	12 ( c)	230,000	1,619	-	(744)	-	-	875
Foreign currency translation		-	-	-	-	346	-	346
Share-based payment	12 ( c)	-	-	-	56	-	-	56
Net income		-	-	-	-	-	17,325	17,325
Balance, March 31, 2013		97,435,622	458,353	34,237	14,432	(718)	84,036	590,340
Shares issued for
Acquisition of Cerro Resources NL	2 (ii)	17,983,956	93,337	-	759	-	-	94,096
Exercise of stock options	12 ( c)	265,000	1,613	-	(572)	-	-	1,041
Exercise of PSUs	12 ( e) (ii)	41,457	215	-	-	-	-	215
Foreign currency translation		-	-	-	-	(3,926)	-	(3,926)
Share-based payment	12( c), ( e) (iii)	-	-	-	899	-	-	899
Net (loss) income		-	-	-	-	-	(21,575)	(21,575)
Balance, December 31, 2013		115,726,035	553,518	34,237	15,518	(4,644)	62,461	661,090
Shares issued for
Acquisition of Brigus Gold Corp.	2 (i)	41,340,347	279,049	545	6,983	-	-	286,577
Exercise of stock options	12 ( c)	1,496,542	11,079	-	(3,393)	-	-	7,686
Flow-through agreement	18 (a)	1,000,000	7,105	-	-	-	-	7,105
Foreign currency translation		-	-	-	-	204	-	204
Share-based payment	12 ( c), ( e) (iii)	-	-	-	699	-	-	699
Net (loss) income		-	-	-	-	-	(9,087)	(9,087)
Balance, March 31, 2014		159,562,924	850,751	34,782	19,807	(4,440)	53,374	954,274

Total comprehensive loss was $8,883 for the three months ended March 31, 2014 (March 31, 2013 - income of $17,671)

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED March 31, 2014 AND 2013
(In thousands of United States dollars)
(Unaudited)

	Notes		2014	2013
			$	$

Operating activities
(Loss) earnings before income taxes			(13,720)	5,825
Adjustments for:
Depreciation and depletion	9		12,321	8,152
Payments relating to decomissioning liability			-	(53)
Share-based payments - Stock Option plan	12	(c)	153	56
Share-based payments - Phantom Share Unit plan	12	(e)	7,989	4,902
Payments made under the Phantom Share Unit Plan	12	(e)	(2,626)	(650)
Unrealized loss on equity accounted investment			602	-
Unrealized loss on available for sale investment			352	-
Loss on disposal of assets			20	65
Loss on write-down of inventory			1,225	-
Unrealized foreign exchange loss			220	927
Taxes paid			(433)	(313)
Other adjustments
Finance income (disclosed in investing activities)			(118)	(111)
Finance expense			524	509
Operating cash flow before working capital changes			6,509	19,309

Changes in non-cash working capital	13		(13,943)	(1,601)
Cash (used in) provided by operating activities			(7,434)	17,708

Investing activities
Expenditures on mining interests	9		(20,285)	(8,744)
Acquisition of Brigus Gold Corp (net)	2	(i)	(7,773)	-
Interest received			118	111
Cash used in investing activities			(27,940)	(8,633)

Financing activities
Repayment of debt	11		(2,611)	(7,786)
Proceeds on exercise of options	12	(c)	7,686	875
Proceeds on issuance of flow-through shares	18	(a)	8,037
Interest paid	11		(1,837)	-
Cash provided by (used in) financing activites			11,275	(6,911)

Effect of foreign exchange rate changes on cash			(240)	(162)

(Decrease) increase in cash			(24,339)	2,002
Cash, beginning of period			110,711	139,244
Cash, end of period			86,372	141,246

Supplemental cash flow information (Note 13)

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

1.	Nature of operations

Primero Mining Corp. (“Primero” or the “Company”) was incorporated in Canada on November 26, 2007 under the Business Corporations Act (British Columbia). The Company’s registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia. Primero is a publicly traded company, listed on both the Toronto and New York Stock Exchanges; Primero has no parent company.

Primero is a Canadian-based precious metals producer with mining operations in Mexico and Canada. The Company is focused on building a portfolio of high-quality, low-cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties.

The Company owns two producing properties, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and the Black Fox gold mine located near Timmins, Ontario. The Company also has one project in the development stage, Cerro del Gallo, located in the state of Guanajuato in central Mexico, and one exploration property, Ventanas, located in Durango state, Mexico.

2.	Acquisitions of mining interests

(i) Brigus Gold Corp

On March 5, 2014, the Company acquired all of the issued and outstanding common shares of Brigus Gold Corp (“Brigus”) pursuant to a plan of arrangement (the "Arrangement"), thereby taking control of Brigus. Brigus is a gold producing company, whose principal assets are the Black Fox mine and adjacent properties, Grey Fox and Pike River, located in the Township of Black River–Matheson, Ontario, Canada, and the Black Fox mill (the “Black Fox Complex”). The purchase was part of the Company’s strategy of building a portfolio of precious metal assets. On March 28, 2014, Brigus changed its name to Primero Gold Canada Inc.

Pursuant to the Arrangement, Primero acquired each outstanding Brigus common share for 0.175 of a Primero common share (the “Exchange Ratio”). In addition, Brigus shareholders received 0.1 of a common share in a newly incorporated company, Fortune Bay Corp. (“Fortune Bay”) for each Brigus common share as part of the Arrangement. Fortune Bay holds Brigus’ non-Ontario assets and was capitalized on March 5, 2014 with Cdn$10 million in cash by Primero. Upon completion of the Arrangement, Brigus shareholders held, in aggregate, a 90.1% interest in Fortune Bay and Primero, the remaining 9.9% interest. All outstanding options to purchase Brigus common shares were exchanged for options to purchase Primero common shares based upon the Exchange Ratio pursuant to the Arrangement. Further, upon completion of the Arrangement, each outstanding warrant to purchase a Brigus common share became exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share.

The Company accounts for its equity investment in Fortune Bay as an available for sale financial instrument which is measured at fair value. Any unrealized gains and losses relating to the equity investment in Fortune Bay are recorded in other comprehensive income (“OCI”).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

On March 14, 2014 the Company made a change of control offer for Brigus’ outstanding Cdn$24 million senior secured term notes in accordance with the facility agreement dated October 29, 2012 governing the notes. The offer stated that a change of control had occurred and offered to purchase the notes at 105% of the principal amount plus accrued and unpaid interest on the date that is 20 days following delivery of the note Change of Control Notice. The notes were repaid on April 3, 2014 (Note 19).

On April 4, 2014, the Company also made a change of control offer for Brigus’ outstanding $50 million 6.5% convertible senior unsecured debentures in accordance with their trust indenture dated March 23, 2011. The offer stated that a change of control had occurred and offered to purchase the debentures at 100% of the principal amount plus accrued and unpaid interest on May 16, 2014.

The Company determined that the acquisition of Brigus was a business combination in accordance with the definition in IFRS 3 Business combinations and as such has accounted for it in accordance with this standard using the acquisition method with Primero as the acquirer.

Since its acquisition on March 5, 2014, Primero Gold Canada Inc. has generated revenue of $6.8 million and a net loss of $4.6 million which are included in the Company’s condensed consolidated statement of operations and comprehensive loss. Should the acquisition of Primero Gold Canada Inc. have taken place on January 1, 2014, the total consolidated revenue and loss for the Company would have been $60.9 million and $13.9 million respectively.

The following table summarizes the fair value of the consideration transferred to Brigus shareholders and the fair value of identified assets acquired and liabilities assumed. Due to the recent timing of the acquisition, the fair value assigned to the identified assets and liabilities is preliminary and may be revised by the Company as additional information becomes available. In particular, the Company is currently assessing the value of the mining interests and property, plant & equipment purchased with the acquisition of Brigus, notably the value assigned to the Grey Fox and Pike River properties, in order to support the value assigned to these assets upon acquisition. The Company expects to finalize the determination of the fair values of the assets and liabilities acquired within 12 months of the acquisition date, which could result in material differences from the preliminary values presented in these financial statements. Transaction costs of $6.7 million relating to the arrangement have been expensed in accordance with IFRS 3, Business combinations.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

$000s
Purchase price
Common shares	279,049
Cash	15,030
Share-based consideration	6,983
Warrants	545
301,607

Net assets acquired
Assets
Cash	7,257
Restricted Cash	18,524
Accounts receivable	848
Inventories	15,567
Investment in Fortune Bay	1,127
Prepaid expenses	482
Mining interests and property, plant and equipment	423,233

Liabilities & Equity
Accounts payable	(28,486)
Finance leases	(15,511)
Decommissioning liability	(15,746)
Convertible debentures	(50,000)
Senior secured notes	(22,713)
Deferred tax liability	(32,975)
301,607

The contractual amounts of accounts receivable purchased was $nil.

(ii)        Cerro Resources NL

On May 22, 2013, the Company acquired all of the issued and outstanding common shares of Cerro Resources NL (“Cerro”) by way of a scheme of arrangement (the "Scheme") under the Australian Corporations Act 2001. Cerro was an exploration and development company whose principal asset was 69.2% ownership of the feasibility stage Cerro Del Gallo project, a gold-silver-copper deposit located in the state of Guanajuato, Mexico.

Under the terms of the Scheme, each Cerro shareholder received 0.023 of a Primero common share for each Cerro common share held, and each Cerro option holder received 0.023 of a Primero option for each Cerro option held. Additionally, Cerro shareholders received 80.01% of the common shares of a newly incorporated company, Santana Minerals Limited ("Santana"). Santana assumed Cerro's interests in the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects, shares in Syndicated Metals Limited and approximately $4 million in cash. The Company subscribed for a 19.99% interest in Santana, which is held as an equity accounted investment since it has been determined significant influence exists due to Primero’s 25% representation on the Santana board of directors. As such, the Company records its share of Santana’s quarterly profit or loss, and adjusts the carrying value of the investment accordingly. There are currently no transactions between the Company and Santana. The initial value assigned to the Company’s interest in Santana was based on 19.99% of Santana’s total market capitalization.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

After the spinout of Santana, Cerro’s only asset was its interest in the Cerro del Gallo project. The Company determined that the Cerro del Gallo project was not a business in accordance with the definition in IFRS 3 Business combinations, and therefore it accounted for the acquisition as an asset acquisition rather than a business combination.

On December 19, 2013, the Company acquired the remaining 30.8% interest in the Cerro del Gallo project from a subsidiary of Goldcorp Inc. The consideration comprised an upfront cash payment of $8 million, plus contingent payments based on meeting certain milestones or market conditions. The contingent payments include $8 million (the “First Contingent Payment”) after achieving commercial production on the phase I heap leach operation; $5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018; $14 million (“the Second Contingent Payment”) on announcement of a decision by Primero to construct a carbon-in-leach mill for Phase II (“the Third Contingent Payment”), and $5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018 (“the Fourth Contingent Payment”).

The First, Second, Third and Fourth Contingent Payments are considered to be contingent liabilities. These contingent liabilities were not included in the purchase consideration and shall only be recognized if and when the contingency in question is satisfied. The purchase price of the 30.8% interest in the Cerro del Gallo project is considered to be $8 million prior to any of the contingencies being satisfied. The Company determined that the Cerro del Gallo project was not a business in accordance with the definition in IFRS 3 Business combinations at the date of purchasing the remaining 30.8% and therefore it also accounted for the acquisition as an asset acquisition rather than a business combination.

The following table summarizes the fair value of the consideration transferred to Cerro shareholders and Goldcorp Inc. for the respective purchase of 69.2% and 30.8% of the Cerro del Gallo project, including transaction costs and the amounts of identified assets acquired and liabilities assumed:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

	Purchase of 69.2%	Purchase of 30.8%
	$	$
Purchase price
Common shares	93,337	-
Share-based compensation	759	-
Cash	2,782	8,000
Transaction costs	890	-
	97,768	8,000

Net assets acquired:
Cash	300	77
Working capital & other	(2,794)	547
Property, plant & equipment	410	239
Mining interests	99,852	7,137
	97,768	8,000

3.	Significant accounting policies, judgements and estimates

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements for the year ending December 31, 2014 based on current standards. The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s consolidated financial statements for the year ended December 31, 2013, except for new accounting policies described in Note 4.

These condensed consolidated interim financial statements do not include all the necessary annual disclosures in accordance with IFRS. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated annual financial statements for the year ended December 31, 2013.

These condensed consolidated interim financial statements have been prepared on a historical cost basis with the exception of the available for sale investment and those balances recognized at fair value upon initial recognition as part of the Arrangement. The financial statements were approved by the Company’s Board of Directors on May 7, 2014.

The preparation of the condensed consolidated interim financial statements requires management to make estimates, judgements and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the condensed consolidated interim financial statements. If in future such estimates, judgments and assumptions, which are based on management’s best judgment at the date of the condensed consolidated interim financial statements, deviate from actual circumstances, the original estimates, judgments and assumptions will be modified as appropriate in the period in which the circumstances change.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at March 31, 2014 and the results of its operations and cash flows for the three months then ended have been made. The interim results are not necessarily indicative of results for a full year.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the group have been eliminated in full. The Company’s significant subsidiaries, which are all wholly owned, are: Primero Empresa Minera, S.A. de C.V., which owns the San Dimas mine, Primero Gold Canada Inc., which owns the Black Fox Complex, San Anton de las Minas, S.A. de C.V., which owns the Cerro del Gallo project, Silver Trading (Barbados) Limited (“Silver Trading”) and Primero Mining Luxembourg S.a.r.l.

(b)	Functional and presentation currency

The functional currency of Primero Empresa Minera, S.A. de C.V, Primero Canada Gold Inc., San Anton de las Minas S.A. de C.V. and Silver Trading is the U.S. dollar. The functional currency of certain subsidiaries of Cerro is the Australian dollar. The functional currency of Primero Mining Luxembourg S.a.r.l is the Mexican peso. The functional currency of the parent company, incorporated in Canada, is the Canadian dollar.

The presentation currency of the Company is the U.S. dollar. The accounts of the entities with non-U.S. dollar functional currencies are translated into the U.S. dollar presentation currency as follows: all assets and liabilities are translated at the exchange rate prevailing at the statement of financial position date; equity balances are translated at the rates of exchange at the transaction dates, and all items included in the statement of operations are translated using the period average exchange rates unless there are significant fluctuations in the exchange rate, in which case the rate at the date of transaction is used. All differences arising upon the translation to the presentation currency are recorded in the foreign currency translation reserve within OCI; there is no tax impact of this translation.

(c)	Measurement uncertainties

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(i)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

The Company has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(ii)	Estimated recoverable ounces

The carrying amounts of the Company’s operating mines are divided into a depletable and non-depletable pool; the depletable pool is depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources in its depletion base where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs, including changes resulting from revisions to the Company’s mine plans, can result in a change to future depletion rates.

(iii)	Deferred stripping

The Company defers stripping costs related to open pit mining operations when these costs are considered to generate a future benefit. The determination of these amounts requires the use of judgements and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result. Changes in a mine’s life and design may result in changes to the expected stripping ratio. Any changes in these estimates are accounted for prospectively.

(iv)	Determination of useful lives of property, plant and equipment

Property, plant and equipment are depreciated over the estimated useful life of the asset. Should the actual useful life of the property, plant or equipment vary future depreciation charges may change.

(v)	Impairment charges

At the end of each reporting period, the Company assesses each cash generating unit to determine whether any indication of impairment exists. Where an indicator of impairment exists, an impairment analysis is performed. The impairment analysis requires the use of estimates and assumptions, including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax positions taken. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed with the impact recorded in the consolidated statements of operations.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(vi)	Decommissioning liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. Changes to these estimates and assumptions may result in actual expenditures in the future differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

(vii)	Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold and silver, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

(viii)	Valuation of inventory

All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in- circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold.

(ix)	The fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired, including the associated deferred income taxes and resulting goodwill, may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(x)	Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance or vesting of share- based compensation.

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s condensed consolidated financial statements are as follows:

(i)	Tax ruling in Mexico

The Company has taken the position that if the Mexican tax laws relative to the Advance Pricing Agreement (“APA”) ruling do not change and the Company does not change the structure of the silver purchase agreement, the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver will continue for the life of the San Dimas mine (see Notes 5(i) and 7). Should this judgment change, there would be a material change in both the income and deferred tax position recognized by the Company.

(ii)	Gold and silver purchase arrangements

The Company has accounted for and presented the liability to sell silver to Silver Wheaton Caymans and gold to Sandstorm Gold Ltd (“Sandstorm”) (Note 5(ii)) net within the mining interests rather than as a separate liability in the Company’s statement of financial position.

(iii)	Componentization of property, plant and equipment

Assets are componentized for the purposes of depreciation. Should the componentization of assets change, depreciation charges may vary materially in the future.

(iv)	Asset acquisitions

The Company has determined that the acquisition of Cerro (Note 2(ii)) was an asset acquisition rather than a business combination. This is considered a significant judgment that could have a material impact on the assets and liabilities recognized as well as any future depletion expense.

(v)	Functional currency

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

4.	Changes in accounting policies and recent pronouncements issued

New policies

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2013, except for the application of the following new interpretation and amendment to existing IFRSs, which was effective January 1, 2014:

IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in an adjustment to the Company's unaudited condensed interim consolidated financial statements.

The following accounting policy was adopted upon the acquisition of Brigus (Note 2(i)) which resulted in the Company owning open pit operations for the first time.

Stripping costs

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body. Pre-production stripping costs are capitalized as incurred. Stripping costs incurred during the production stage of an open pit mine are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs are considered to generate a future economic benefit when the related stripping activity: (i) provides access to ore to be mined in the future; (ii) increases the fair value of the mine as access to future mineral reserves becomes less costly; (iii) increases the productive capacity; or (iv) extends the productive life of the mine. Production phase stripping costs that generate a future economic benefit are capitalized as mine development costs. Stripping costs incurred and capitalized during the production phase are depleted using the units-of-production method over the reserves and resources (where relevant as part of the depletion policy) that directly benefit from the specific stripping activity.

The following accounting policy was adopted upon the issuance of flow-through shares during the three months ended March 31, 2014.

Flow-through Shares

The Company may, from time to time, issue flow-through shares to finance a portion of its Canadian exploration program. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur qualifying expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers by an agreed upon date. The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing is recorded as a liability. This liability is extinguished and recognized in the statement of operations and comprehensive income (loss) when the renunciation of the tax benefit by the Company, is recorded.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

A deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures that are capitalized to exploration and evaluation assets and their tax basis. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset.

Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company:

Primero will be required to adopt IFRS 9, “Financial Instruments” on January 1, 2018. IFRS 9 is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company is currently assessing the impact that IFRS 9 will have on its financial statements.

5.	Gold and silver purchase agreements

(i)	Silver purchase agreement – San Dimas mine

In 2004, the owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume the agreement, with amendments, when it acquired the San Dimas mine. The amendments provided that for each of the first four years after the acquisition date (i.e., up to August 5, 2014), the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years (i.e., from August 6, 2014), for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas mine. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas mine. Further, the Company does not believe that the agreement to sell to Silver Wheaton Caymans meets the definition of an onerous contract or other liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver (Note 3 (c)).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(ii)	Gold purchase agreement – Black Fox Complex

On November 9, 2010, the owner of the Black Fox Complex entered into an gold purchase agreement (the “Gold Purchase Agreement”) with Sandstorm to sell a portion of future gold production from the Black Fox mine and a portion of the adjoining Pike River property (the “Black Fox Extension”) for an upfront cash payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and the London fix price quoted by the London Bullion Market Association (the “Fixed Price”) for each ounce delivered (“the Goldstream”). The Company was required to assume the Gold Purchase Agreement when it acquired Brigus. Sales under the Gold Purchase Agreement commenced on January 1, 2011. Under the terms of the Gold Purchase Agreement, the upfront payment is reduced by the difference between the market price of gold on the business day prior to the date of gold delivery and the Fixed Price of the gold multiplied by the total ounces of gold delivered (the “Uncredited Balance”). If, after the term of the Agreement (November 9, 2090), the Uncredited Balance has not been reduced to $nil, then the Company will be required to repay the amount of the Uncredited Balance.

On November 5, 2012, Brigus elected to repurchase 4% and 3.7% of the future gold production at the Black Fox mine and Black Fox Extension, respectively, for $24.4 million, thereby reducing the original Uncredited Balance to $31.9 million. The Uncredited Balance upon acquisition on March 5, 2014 was $7.1 million. Sandstorm is now entitled to 8% of the future production at the Black Fox mine and 6.3% at the Black Fox Extension. The Company has no additional option to repurchase any remaining portion of the Goldstream.

6.	Revenue

Revenue is comprised of the following sales:

	Three months ended March 31,
	2014	2013
	$	$

Gold	39,604	40,243
Silver	8,665	6,078
	48,269	46,321

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

As described in Note 5 (i), for the first four years post-acquisition of the San Dimas Mine, the Company is entitled to sell 50% of silver production above a 3.5 million ounce annual threshold at market prices. The contract year for the purposes of the threshold runs from August 6 of a year to August 5 of the next year. The threshold for 2014 was met in early March, while the threshold for 2013 was met in mid-April. During the three months ended March 31, 2014, the Company sold 192,500 ounces of silver at market prices for revenue of $3.9 million (2013 - $nil).

From the acquisition date of Brigus to March 31, 2014, the Company recorded revenue of $0.2 million related to the Gold Purchase Agreement (2013 - $nil) (Note 5 (ii)).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

7.	Income taxes

	(a)	The following table reconciles income taxes calculated at the statutory rate with the income tax recovery presented in these financial statements:

	2014	2013

	$	$

(Loss) income before income taxes	(13,720)	5,825

Canadian federal and provincial income tax rate	26.00%	25.00%

Expected income tax recovery (expense)	3,567	(1,456)

(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(221)	(114)
Share-based payments	208	(14)
Amounts allowable for tax purposes	1,363	2,946
Impact of Mexican inflation on tax values	3,991	3,477
Impact of foreign exchange	(250)	1,219
Impact of foreign exchange on deferred income tax assets and liabilities	517	8,224
Withholding taxes on intercompany interest	(1,105)	(1,130)
Royalty taxes in Mexico	(14)	-
Ontario mining taxes	(44)	-
Benefit of tax losses not recognized	(3,379)	(1,652)
Income tax recovery	4,633	11,500

Income tax recovery is represented by:
Current income tax expense	(1,753)	(781)
Deferred income tax recovery	6,386	12,281
Net income tax recovery	4,633	11,500

On December 11, 2013, the Mexican government enacted a tax reform to introduce a mining royalty effective January 1, 2014. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as follows:

Taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company has taken the position that the royalty is an income tax as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arose, as mining assets and financial assets/liabilities had a book basis but no tax basis for purposes of the royalty. The Company has recognized a net deferred tax liability of $35.3 million as at March 31, 2014 (December 31, 2013 - $35.9 million) in respect of this royalty. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted/depreciated.

There is currently no taxation related to the OCI balances recorded by the Company.

(b) The significant components of the Company’s deferred tax liabilities and assets are as follows:

	March 31,	December 31,
	2014	2013

	$	$

Mineral property, plant and equipment	(6,605)	(13,554)
Non-capital losses and other future deductions	10,840	12,913
Decommissioning liability to be recovered	1,130	1,081
Deduction for Mexican royalty taxes	11,571	11,796
Other	6,590	5,662
Deferred tax asset	23,526	17,898

Mineral property, plant and equipment	(120,813)	(48,114)
Non-capital losses and other future deductions	36,754	-
Decommissioning liability to be recovered	6,891	270
Other	(1,604)	184
Deferred tax liability	(78,772)	(47,660)

Net deferred tax liability	(55,246)	(29,762)

The company has $123.6 million in Canadian resource tax pools which do not expire and can be utilized to shelter future income earned from the Black Fox Complex.

On October 17, 2011 the Company’s Mexican subsidiary filed an APA with the Mexican tax authorities on the appropriate price for the intercompany sale of silver under the silver purchase agreement. On October 4, 2012, the Mexican tax authorities ruled on the APA. The ruling confirmed that the Company's Mexican subsidiary appropriately recorded revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010.

Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming the Company continues to sell silver from its San Dimas mine on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to pay taxes on realized prices for the life of the San Dimas mine.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

8.	Restricted cash

Restricted cash of $18.5 million represents funds held as security for letters of credit issued by the Company in favour of the Ontario Ministry of Northern Development, Mines and Forestry to meet the Company’s bonding requirements for the site closure obligations of the Black Fox Complex.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

9.	Mining interests

Mining interests include mining and exploration properties and related plant and equipment:

	Mining		Plant,	Construction
	properties	Land and	equipment	in	Computer
	and leases	buildings	and vehicles	progress	equipment	Total
	$	$	$	$	$	$
Cost

At January 1, 2013	443,034	51,206	58,403	8,299	1,909	562,851
At December 31, 2013	580,683	55,414	70,914	29,966	2,596	739,573
At March 31, 2014	931,025	64,429	144,626	41,759	2,692	1,184,531

Accumulated depreciation and depletion

At January 1, 2013	45,229	5,144	15,520	-	826	66,719
At December 31, 2013	70,804	7,442	23,611	-	1,463	103,320
At March 31, 2014	80,717	8,105	26,650	-	1,410	116,882

Carrying value

At January 1, 2013	397,805	46,062	42,883	8,299	1,083	496,132
At December 31, 2013	509,879	47,972	47,303	29,966	1,133	636,253
At March 31, 2014	850,308	56,324	117,976	41,759	1,282	1,067,649

A summary of mining interest by property is as follows:

	Mining		Plant,	Construction
	properties	Land and	equipment	in	Computer	March 31,	December 31,
	and leases	buildings	and vehicles	progress	equipment	2014	2013

San Dimas	397,217	45,998	49,938	38,206	724	532,083	526,873
Black Fox Complex	343,710	8,959	67,878	3,553	193	424,293	-
Cerro del Gallo	109,381	1,367	160	-	45	110,953	109,054
Corporate	-	-	-	-	320	320	326
Total	850,308	56,324	117,976	41,759	1,282	1,067,649	636,253

All property of the San Dimas mine is pledged as security for the Company’s obligations under the silver purchase agreement and certain assets of the Black Fox Complex are pledged as security for the gold purchase agreement (Notes 5 and 11).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The carrying value of property, plant, and equipment under finance leases at March 31, 2014 was $23.7 million (December 31, 2013 - $nil). The lessors hold first security rights over the leased assets.

Depreciation and depletion expense for the three months ended March 31, 2014 was $13.6 million (2013 - $7.7 million), of which $1.3 million represents the change in the inventories balance in the three months ended March 31, 2014 (2013 – ($0.5) million). Borrowing costs of $0.6 million were capitalized to mining interests during the three months ended March 31, 2014 (2013 - $0.2 million) at a weighted average borrowing rate of 6% (2013 – 6%).

10.	Inventories

	March 31,	December 31,
	2014	2013
	$	$
Current portion of inventory
Gold and silver dore	5,176	1,297
Stockpiled ore	6,442	3,748
Work-in-progress	4,153	2,145
Supplies	6,608	4,981
	22,379	12,171

Long-term stockpiled ore	7,547	-
Total inventory	29,926	12,171

11.	Current and long-term debt

	March 31,	December 31,
	2014	2013
	$	$

Promissory note	27,214	27,214
Senior unsecured convertible debentures	50,000	-
Senior secured notes	20,896	-
Finance lease liabilities	14,638	-
	112,748	27,214
Less: Current portion of debt	(104,418)	(5,000)
Long-term debt	8,330	22,214

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued a promissory note for $50 million to Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc. (“Goldcorp”). The Company expects to close a $75 million line of credit, provided by two Canadian banks, in mid-May 2014. The line of credit has a three-year term and is secured by substantially all of the Company’s assets. Coincident with closing the line of credit, the Company intends to fully repay the principal and interest outstanding under the promissory note.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

As disclosed in Note 2 (i), the Company made change of control offers for Brigus’ senior secured notes and senior unsecured debentures on March 14, 2014 and April 4, 2014, respectively. The note holders accepted the Company’s offer and on April 3, 2014, the notes were repaid. The Company’s offer to repurchase the debentures is open to May 12, 2014 and any debenture holders who accept the offer will be repaid on May 16, 2014 (Note 19).

12.	Share capital

	(a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

	2014	2013
Common shares issued and fully paid

At January 1	115,726,035	97,205,622
Issued during three month period (Note 12 (b))	43,836,889	230,000
At March 31	159,562,924	97,435,622

The following is a reconciliation of the basic and diluted weighted average number of common shares:

	Three months ended March 31,
	2014	2013

Weighted average number of common shares - basic	128,112,079	97,251,956
Potentially dilutive options (i)	1,230,377	782,493
Weighted average number of common shares - diluted	129,342,456	98,034,449

(i) Calculated using the treasury buy-back method

The following table lists the options and warrants that were anti-dilutive as their exercise prices exceeded the Company’s average market price in the period:

	Three months ended March 31,
	2014	2013

Stock options	2,175,560	520,000
Warrants	36,686,317	20,800,000

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(b)	Common shares issuance

(i)

During the quarter ended March 31 2014, the Company issued 41,340,347 common shares upon the acquisition of Brigus (Note 2(i)); 1,496,542 common shares upon the exercise of stock options; and 1,000,000 common shares pursuant to a flow-through agreement.

(ii) During the quarter ended March 31 2013, the Company issued 230,000 common shares upon the exercise of stock options.

(c)	Stock options

Under the Company’s stock option plan (“the Rolling Plan”), the number of common shares that may be issued on the exercise of options granted under the plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements). The majority of options issued typically vest over two or three years in equal thirds, however, this is at the discretion of the Board of Directors upon grant. All options are equity-settled and have a maximum term of ten years when granted. Vested options granted under the Rolling Plan will generally expire 90 days after the date that the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will terminate immediately. Each employee share option converts into one ordinary share of the Company upon exercise. No amounts are paid or payable by the recipient upon receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

As at March 31, 2014, the following stock options were outstanding and exercisable:

	Awards Outstanding		Awards Exercisable
Grant Price		Remaining		Remaining
	Quantity	Contractual	Quantity	Contractual
		Life		Life
$2.60-$2.69	75,000	3.0	50,000	3.0
$2.70-$3.46	170,000	5.0	170,000	5.0
$3.47-$5.21	373,804	2.7	273,804	2.8
$5.22-$5.25	11,500	0.4	11,500	0.4
$5.26-$5.99	1,594,481	2.2	1,594,481	2.2
$6.00-$6.42	4,583,490	1.3	4,583,490	1.3
$6.43-$7.38	1,047,448	2.3	1,007,448	2.3
$7.39-$7.52	871,082	4.3	120,750	0.8
$7.53-$8.69	740,940	1.9	682,124	1.6
$8.70-$21.72	517,339	2.2	517,339	2.2
	9,985,084	2.0	9,010,936	1.8

The following is a continuity schedule of options outstanding for the period:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$
Outstanding at January 1, 2013	7,804,490	5.57
Exercised	(495,000)	4.38
Granted	866,525	7.92
Cancelled	(70,000)	6.43
Expired	(142,025)	7.99
Outstanding at December 31, 2013	7,963,990	5.85
Granted	3,517,636	6.85
Exercised	(1,496,542)	5.51
Outstanding at March 31, 2014	9,985,084	6.25

Of the 3,517,636 options granted in 2014, 2,708,488 were issued to the former option holders of Brigus, pursuant to the Arrangement (Note 2(i)). The 866,525 options granted in 2013 were issued to the former option holders of Cerro, pursuant to the terms of the Scheme (Note 2(ii)). The fair value of newly issued options was calculated using the Black-Scholes option pricing model, except for options issued to former holder of Brigus options, as all such options were vested upon completion of the Arrangement (Note 2(i)). For all grants, the assumed dividend yield and forfeiture rate were nil and 5%, respectively. Other conditions and assumptions were as follows:

		Average				Weighted
		expected				average
	Number of	life of options	Exercise	Risk free	Volatility	Black-Scholes
Issue date	options	(years)	price	interest rate	(i)	value assigned

February 18, 2014	750,332	3.5	7.40	1.29	53	2.89
March 28, 2014	58,816	3.5	7.95	1.36	53	3.14
	809,148

(i)	Volatility was determined based upon the historic volatility of the Company’s share price over the same period of time as the expected life of the option.

(d)	Warrants

As at March 31, 2014 and December 31, 2013, the Company had 20.8 million warrants outstanding which were exercisable to purchase 20.8 million common shares at a price of Cdn$8.00 until July 20, 2015.

In addition, upon completion of the Arrangement, each outstanding warrant to purchase a Brigus common share became exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share. An aggregate of 15.9 million Brigus warrants were outstanding as at March 31, 2014 to purchase 2.8 million common shares of the Company at a price of Cdn$12.51 - $12.53 until November 19, 2014.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

Where warrants were issued as part of a unit or subscription receipt comprised of common shares and warrants, the value assigned to the warrants was based on their relative fair value (as compared to the shares issued), determined using the Black-Scholes pricing model. This value is assigned to the warrant reserve within equity in the consolidated statement of financial position.

(e)	Phantom share unit plan

The Company has three phantom share unit plans

(i)

On May 29, 2010, the Board of Directors approved the establishment of the Company’s Phantom Share Unit Plan (“PSUP”); this is a cash-settled plan and the exercise price of all units is $nil. The amount to be paid out in respect of units which vest under the plan is the number of PSUs that vest multiplied by the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

(ii)

On May 28, 2012 the Company’s shareholders approved the establishment of the Directors PSU plan (“Directors PSUP”). A person holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the number of Directors’ PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company). If no election is made, the Company will pay out such Directors’ PSUs in cash.

(iii)

On May 8, 2013 the Company’s shareholders approved the establishment of the 2013 PSU plan (“2013 PSUP”). A person holding PSUs issued under this plan is entitled to receive, at vesting either (1) a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of PSUs (subject to the total number of common shares issuable at any time under the PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company), or (3) a combination of cash and equity. The choice of settlement is solely at the Company`s discretion.

Units issued under the PSUP and Directors PSUP are accounted as cash-settled awards, while units issued under the 2013 PSUP are treated as equity-settled awards.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following units were issued and outstanding as at March 31, 2014 under the PSUP and Directors PSUP plans:

	Number of
	units
Date of issue	outstanding	Vesting date	Expiry date
May 19, 2011	31,107	May 19, 2014	December 31, 2014
November 8, 2011	33,333	November 8, 2014	December 31, 2014
March 31, 2012	781,126	March 31, 2014	December 31, 2014
March 31, 2012	781,127	March 31, 2015	December 31, 2015
March 31, 2012	38,460	December 1, 2014	December 31, 2014
May 25, 2012	7,051	May 25, 2014	December 31, 2014
May 25, 2012	7,052	May 25, 2015	December 31, 2015
August 3, 2012	3,008	August 3, 2014	December 31, 2014
August 3, 2012	3,009	August 3, 2015	December 31, 2015
November 12, 2012	28,902	November 12, 2014	December 31, 2014
November 12, 2012	28,902	November 12, 2015	December 31, 2015
February 25, 2013	261,166	February 25, 2015	December 31, 2015
February 25, 2013	261,167	February 25, 2016	December 31, 2016
March 28, 2013	56,223	December 1, 2014	December 31, 2014
March 28, 2013	56,224	December 1, 2015	December 31, 2015
June 26, 2013	5,605	December 1, 2014	December 31, 2014
June 26, 2013	5,606	December 1, 2015	December 31, 2015
February 18, 2014	57,432	December 1, 2014	December 31, 2014
February 18, 2014	57,432	December 1, 2015	December 31, 2015
February 18, 2014	57,432	December 1, 2016	December 31, 2016
March 28, 2014	4,090	March 28, 2015	December 31, 2015
March 28, 2014	4,091	March 28, 2016	December 31, 2016
March 28, 2014	4,091	March 28, 2017	December 31, 2017
Total	2,573,636

All of the units issued under the PSUP and Directors PSUP have been measured at the reporting date using their fair values. The total amount of expense recognized in the statement of operations and comprehensive income during the three months ended March 31, 2014 in relation to the PSUP and Directors PSUP was $7.5 million (2013 - $4.9 million). The total liability recognized at March 31, 2014 in respect of the PSUP and Directors PSUP was $12.7 million (December 31, 2013 - $8.1 million), of which $11.6 million (December 31, 2013 - $5.1 million) is classified as a current liability, reported within trade and other payables, with the remaining $1.1 million (December 31, 2013 - $3.0 million) classified as a long-term liability, reported within other long-term liabilities. At March 31, 2014, 781,126 cash-settled units were vested, and will be paid out prior to their December 31, 2014 expiry date.

During the three months ended March 31, 2014, the Company issued 12,272 units under the PSUP (2013 – 814,851 units), and 172,296 units under the Directors PSUP (2013 – 168,667 units).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The fair value of the units as at March 31, 2014 was calculated using the Black-Scholes option pricing model with an assumed dividend yield and forfeiture rate of nil and 0% respectively. Other conditions and assumptions were as follows:

	Number of	Remaining	Exercise	Risk free	Volatility	Black-Scholes
Issue date	units	Term (years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$

May 19, 2011	31,107	0.1	0.00	1.07	58	8.01
November 8, 2011	33,333	0.6	0.00	1.07	49	8.01
March 31, 2012	1,562,253	1.0	0.00	1.07	51	8.01
March 31, 2012	38,460	0.7	0.00	1.07	49	8.01
May 25th, 2012	14,103	0.1	0.00	1.07	58	8.01
August 3, 2012	6,017	0.3	0.00	1.07	55	8.01
November 12, 2012	57,804	0.6	0.00	1.07	49	8.01
February 25, 2013	522,333	0.9	0.00	1.07	51	8.01
March 28, 2013	112,447	0.7	0.00	1.07	49	8.01
June 26, 2013	11,211	0.7	0.00	1.07	49	8.01
February 18, 2014	172,296	1.9	0.00	1.07	54	8.01
March 28, 2014	12,272	2.0	0.00	1.07	53	8.01
Total	2,573,636

(i)	Volatility was determined based upon the historic volatility of the Company’s share price over the same period of time as the expected life of the unit.

The following units were issued and outstanding as at March 31, 2014 under the 2013 PSUP:

	Number of
	units
Date of issue	outstanding	Vesting date	Expiry date
May 10, 2013	81,033	May 10, 2014	December 31, 2014
May 10, 2013	81,033	May 10, 2015	December 31, 2015
May 10, 2013	81,034	May 10, 2016	December 31, 2016
June 26, 2013	20,530	June 26, 2014	December 31, 2014
June 26, 2013	20,530	June 26, 2015	December 31, 2015
June 26, 2013	20,530	June 26, 2016	December 31, 2016
August 12, 2013	29,948	August 12, 2014	December 31, 2014
August 12, 2013	29,948	August 12, 2015	December 31, 2015
August 12, 2013	29,949	August 12, 2016	December 31, 2016
November 8, 2013	5,853	November 8, 2014	December 31, 2014
November 8, 2013	5,853	November 8, 2015	December 31, 2015
November 8, 2013	5,853	November 8, 2016	December 31, 2016
February 18, 2014	144,639	February 18, 2015	December 31, 2015
February 18, 2014	144,639	February 18, 2016	December 31, 2016
February 18, 2014	144,640	February 18, 2017	December 31, 2017
March 28, 2014	80,676	March 28, 2015	December 31, 2015
March 28, 2014	80,676	March 28, 2016	December 31, 2016
March 28, 2014	80,677	March 28, 2017	December 31, 2017
Total	1,088,041

During the three months ended March 31, 2014, the Company issued 675,947 2013 PSUP units (2013 – nil).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The 2013 PSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated as the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statement of operations and comprehensive income for the three months ended March 31, 2014 in relation to the 2013 PSUP was $0.5 million (2013 - $nil).

13.	Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	Three months ended March 31,
	2014	2013
	$	$

Trade and other receivables	656	(2,481)
Taxes receivable	(4,069)	(485)
Prepaid expenses	(2,645)	(3,622)
Inventories	(1,923)	1,238
Trade and other payables	(3,918)	4,997
Taxes payable	(2,044)	(1,248)
	(13,943)	(1,601)

Working capital balances assumed upon the acquisition of Brigus are excluded from the table above and instead are netted within “Acquisition of Brigus Gold Corp (net)” under cash flow from investing activities in the statement of cash flow.

14.	Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three months ended March 31, 2014. The Company manages its common shares, stock options, warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to fund future production at its operating mines and pursue the exploration and development of its mining properties and potential acquisitions.

To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash held. The Company does not currently pay out dividends.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

15.	Financial instruments

The Company’s financial instruments at March 31, 2014 consist of cash, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

At March 31, 2014, the carrying amounts of cash, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short- term nature.

The Company’s equity investment in Fortune Bay is designated as available for sale and is held at fair value. Any unrealized gains or losses on available for sale assets are recognized in OCI. During the period ended March 31, 2014, the Company recorded an unrealized loss of $0.4 million in OCI relating to its investment in Fortune Bay. Fortune Bay is a publicly-listed company and the fair value is based on the trading price its shares as at the date of the statement of financial position.

The fair value of the promissory note and the debentures upon initial recognition was considered to be its face value and they have subsequently been carried at amortized cost. At March 31, 2014 the fair values of the promissory note and the debentures was $27.8 million and $50.3 million respectively using a discounted future cash-flow analysis.

The Brigus senior secured notes were classified as fair value through profit and loss upon initial recognition (Note 2) and subsequently were measured at fair value.

Fair value measurements of financial assets and liabilities recognized on the Condensed Consolidated Interim Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and Level 3 – inputs for the asset or liability that are not based on observable market data.

At March 31, 2014, the levels in the fair value hierarchy that the Company’s financial assets and liabilities are measured and recognized on a recurring basis are as follows:

	March 31, 2014		December 31, 2013
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$
Equity investment in Fortune Bay	775	-	-	-
Senior Secured Notes	-	20,896	-	-

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at March 31, 2014, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between levels in the fair value hierarchy during the three months ended March 31, 2014.

At March 31, 2014, there were no financial assets or liabilities measured and recognized on the Condensed Interim Consolidated Statements of Financial Position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2013 – $nil).

16.	Related party transactions

As at December 31, 2013, Goldcorp owned approximately 27% of the Company’s common shares. On March 5, 2014, the Company announced that it had entered into an engagement letter with its shareholder Goldcorp Inc. ("Goldcorp") and Canaccord Genuity Corp. on behalf of a syndicate of underwriters (the "Underwriters") pursuant to which the Underwriters had agreed to purchase all of the 31,151,200 common shares of Primero currently held by Goldcorp on a bought deal basis at an offering price of Cdn$7.20 per share. This transaction closed on March 26, 2014 and as such as at March 31, 2014, Goldcorp no longer held an equity interest in Primero and was no longer a related party. As at March 31, 2014, the Company continued to have a promissory note outstanding to a wholly-owned subsidiary of Goldcorp (Note 11). Interest accrues on the promissory note and is recorded within trade and other payables. The promissory note is expected to be paid out subsequent to the closure of the Company’s line of credit (Note 11).

During the three months ended March 31, 2014 $nil (2013 - $0.3 million) was paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value.

17.	Segmented information

As a result of the Brigus acquisition, the Company now operates in two geographic areas, Mexico (the San Dimas mine and the Cerro del Gallo project) and Canada (the Black Fox Complex). The Company’s operating segments reflect its different mining interests and are reported in a manner consistent with the internal reporting used to assess each segment’s performance. Significant information relating to reportable operating segments is summarized below:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

			As at
		March 31, 2014
			Black Fox
	San Dimas	Cerro del Gallo	Complex	Corporate	Total
Total assets	648,464	113,483	464,575	30,909	1,257,431
Total liabilities	122,701	8,625	85,126	86,705	303,157

		December 31, 2013
			Black Fox
	San Dimas	Cerro del Gallo	Complex	Corporate	Total

Total assets	652,948	109,618	-	38,256	800,822
Total liabilities	123,484	596	-	15,652	139,732

		Three months ended
		March 31, 2014
			Black Fox
	San Dimas	Cerro del Gallo	Complex	Corporate	Total
Revenue	41,498	-	6,771	-	48,269
Net income (loss)	14,342	(788)	(3,446)	(19,195)	(9,087)

		March 31, 2013
			Black Fox
	San Dimas	Cerro del Gallo	Complex	Corporate	Total
Revenue	46,321	-	-	-	46,321
Net income (loss)	19,410	-	-	(2,085)	17,325

18.	Commitments and contingencies

(a)

The Company entered into flow-through share subscription agreements during the three months ended March 31, 2014, whereby it agreed to renounce to investors a total of Cdn$9.0 million of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada, with an effective date of no later than December 31, 2014. Should the Company fail to renounce resource expenditures of Cdn$9.0 million in total by December 31, 2014, the Company will indemnify the subscribers of the flow-through shares for all additional taxes payable as a result of the full renouncement not having been made.

(b)

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through an assembly where each of the Ejido members has a voting right. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

Three of the properties included in the San Dimas mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. None of the proceedings name Primero as a party and Primero therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Some of the proceedings also name the Tayoltita Property Public Registry as co-defendant.

While Primero cannot intervene in these proceedings, in the event that a final decision is rendered in favour of the Ejido, Primero may seek to annul the decision or commence an action as an affected third party on the basis that it is the legitimate owner and is in possession of the property. If Primero is not successful in its challenge, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties. There has been no material change in this contingency during the quarter ended March 31, 2104.

(c)	As at March 31, 2014, the Company had entered into commitments to purchase plant and equipment totaling $10.7 million (December 31, 2013 - $6.1 million).

(d)

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, any potential charges not yet accrued will not have a material effect on the consolidated financial statements of the Company.

19.	Subsequent events

As discussed in Notes 2(i) and 11, the Company was required to make change of control offers for Brigus’ outstanding Cdn$24 million senior secured notes and $50 million 6.5% convertible senior unsecured debentures. The note holders accepted the Company’s offer and on April 3, 2014 the Company repaid the notes at 105% of the principal amount, plus accrued interest. The Company’s offer to purchase the debentures remains open until May 12, 2014 and any debenture holders who accept the offer will be repaid on May 16, 2014.